Exhibit 99.1

2011 ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF DHT HOLDINGS, INC.

ST. HELIER, CHANNEL ISLANDS, June 17, 2011 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) today announced the results of its 2011 Annual General Meeting of Shareholders (the “Annual Meeting”).

The Annual Meeting was held on Tuesday, June 14, 2011.  At the Annual Meeting, the shareholders voted to re-elect Einar Michael Steimler and Robert N. Cowen as DHT’s Class I Directors for a term of three years and ratified the appointment of Ernst & Young AS as DHT’s independent auditor for the 2011 fiscal year.  The shareholders also voted to establish the 2011 Incentive Compensation Plan under which the number of shares of common stock available for awards will be 2,000,000.  In addition, the shareholders voted to amend the articles of incorporation to increase the number of authorized shares of common stock from 100,000,000 to 125,000,000.

CONTACT:	Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712 (mobile)
E-mail: info@dhtankers.com and eu@dhtankers.com